Citigroup Global Markets Holdings Inc.
Guaranteed by Citigroup Inc.

5 Year Autocallable Securities Linked to the Worst of INDU and SPXDPU1

Preliminary Terms

This summary of terms is not complete and should be read with the pricing supplement below

Issuer:	Citigroup Global Markets Holdings Inc.
Guarantor:	Citigroup Inc.
Underlyings:	The Dow Jones Industrial Average™ (ticker: "INDU") and the S&P 500 Dynamic Participation Index (ticker: "SPXDPU1")
Pricing date:	July 27, 2023
Valuation dates:	July 29, 2024 and July 27, 2028 (the "final valuation date"), each subject to postponement if such date is not a scheduled trading day or certain market disruption events occur
Maturity date:	Unless earlier redeemed, July 31, 2028
Automatic early redemption:	If, on the valuation date prior to the final valuation date, the closing value of the worst performer is greater than or equal to its initial underlying value, the securities will be automatically called for an amount equal to the principal plus the applicable premium
Return amount:	$1,000 × the underlying return of the worst performer on the final valuation date × the upside participation rate
Upside participation rate:	150%
Premium:	11.80% per annum
CUSIP / ISIN:	17291RKN1 / US17291RKN16
Final buffer value:	For each underlying, 85% of its initial underlying value
Buffer percentage:	15%
Initial underlying value:	For each underlying, its closing value on the pricing date
Final underlying value:	For each underlying, its closing value on the final valuation date
Underlying return:	For each underlying on any valuation date, (i) its closing value on that valuation date *minus* its initial underlying value, *divided by* (ii) its initial underlying value
Worst performer:	On any valuation date, the underlying with the lowest underlying return
Payment at maturity (if not autocalled):	• If the final underlying value of the worst performer on the final valuation date is **greater than or equal to** its initial underlying value: $1,000 + the return amount • If the final underlying value of the worst performer on the final valuation date is less than its initial underlying value but **greater than or equal to** its final buffer value: $1,000 • If the final underlying value of the worst performer on the final valuation date is **less than** its final buffer value: $1,000 + [$1,000 × (underlying return of worst performer + the buffer percentage)] If the securities are not automatically redeemed prior to maturity and the final underlying value of the worst performer on the final valuation date is less than its final buffer value, you will lose 1% of the stated principal amount of your securities at maturity for every 1% by which that depreciation exceeds the buffer percentage.
Stated principal amount:	$1,000 per security
Pricing Supplement:	Preliminary Pricing Supplement dated July 20, 2023

*Assumes the securities have not been automatically redeemed prior to maturity

Hypothetical Interim Payment per Security

Valuation Date on which Closing Value of the Worst Performer Exceeds its Initial Underlying value	Premium	Hypothetical Payment at Early Redemption
July 29, 2024	11.80%	$1,118.00

If the closing value of the worst performer is greater than or equal to its initial underlying value on the valuation date prior to the final valuation date, then the securities will be automatically redeemed prior to maturity and you will receive a premium following that valuation date.

Hypothetical Payment at Maturity*



$2,000
$1,750
$1,500
$1,250
$1,000
$750
$500
$250
$150
$0
Payment at Maturity per Security
$1,000 Stated Principal Amount
A
B
C
-15.00%
-100%
-80%
-60%
-40%
-20%
0%
20%
40%
60%
80%
100%
Underlying Return of the Worst Performing Underlying on the Final Valuation Date

	Hypothetical Underlying Return	Hypothetical Security Return	Hypothetical Payment at Maturity
C	50.00%	75.00%	$1,750.00
	25.00%	37.50%	$1,375.00
	5.00%	7.50%	$1,075.00
B	0.00%	0.00%	$1,000.00
	-5.00%	0.00%	$1,000.00
	-15.00%	0.00%	$1,000.00
A	-15.01%	-0.01%	$999.90
	-75.00%	-60.00%	$400.00
	-100.00%	-85.00%	$150.00

Selected Risk Considerations • You may lose a significant portion of your investment. If the securities are not automatically redeemed prior to maturity, yo ur payment at maturity will depend on the final underlying value of the worst performer on the final valuation date. If the fin al underlying value of the worst performer on the final valuation date is less than its final buffer value, which means that the wo rst performer on the final valuation date has depreciated from its initial underlying value by more than the buffer percentage, y ou will lose 1% of the stated principal amount of the securities for every 1% by which that depreciation exceeds the buffer percentag e. • If the securities are automatically redeemed, the appreciation potential of the securities is limited by the premium specifie d f or the valuation date prior to the final valuation date. • The securities may be automatically redeemed prior to maturity, limiting the term of the securities. • The return on the securities depends solely on the performance of the worst performer. As a result, t he securities are subject to the risks of each of the underlyings and will be negatively affected if any one performs poorly. • You will be subject to risks relating to the relationship among the underlyings. The less correlated the underlyings, the mor e l ikely it is that any one of the underlyings will perform poorly over the term of the securities. All that is necessary for the securi tie s to perform poorly is for one of the underlyings to perform poorly. • The securities may be automatically redeemed prior to maturity, limiting the term of the securities. • The securities offer downside exposure, but no upside exposure, to the underlyings. • You will not receive dividends or have any other rights with respect to the underlyings . • The securities are particularly sensitive to the volatility of the closing values of the underlyings on or near the valuation da tes. • The securities are unsecured debt securities and are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the securities and Citigroup Inc. de faults on its guarantee obligations, you may not receive anything owed to you under the securities. • The securities will not be listed on any securities exchange and you may not be able to sell them prior to maturity. • The estimated value of the securities on the pricing date will be less than the issue price. For more information about the estimated value of the securities, see the accompanying preliminary pricing supplement. • The value of the securities prior to maturity will fluctuate based on many unpredictable factors. • The S&P 500 Dynamic Participation Index is likely to significantly underperform the S&P 500® Index in a sustained falling U.S . • equity market. • The S&P 500 Dynamic Participation Index is more volatile than the S&P 500® Index, which increases the riskiness of the • securities. • The issuer and its affiliates may have conflicts of interest with you. • The U.S. federal tax consequences of an investment in the securities are unclear. The above summary of selected risks does not describe all of the risks associated with an investment in the securities. You s hou ld read the accompanying preliminary pricing supplement and product supplement for a more complete description of risks relating to the s ecu rities. Additional Information Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus in those registration statements (File Nos. 333 - 270327 and 333 - 270327 - 01) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll - free 1 - 800 - 831 - 9146. Filed pursuant to Rule 433 This offering summary does not contain all of the material information an investor should consider before investing in the securities. This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the link on the first page. Citigroup Global Markets Holdings Inc. Guaranteed by Citigroup Inc. About the Underlyings S&P 500 Dynamic Participation Index • The S&P 500 Dynamic Participation Index … • Is calculated, maintained and published by S&P Dow Jones Indices LLC • Was first published on July 31, 2019 • Tracks the hypothetical performance of a dynamic “leverage overlay” methodology on the S&P 500 ® Index, which is designed to track the large capitalization sector of the U.S. equity market • The thesis of the S&P 500 Dynamic Participation Index … • May be thought of as reflecting a “buy the dip” strategy • Is based on a premise that downturns tend to be short - lived and that the S&P 500 ® Index will recover relatively quickly from any such downturns • Takes a trending down of the S&P 500 ® Index as a signal to “buy” (i.e., temporarily increase exposure to) the S&P 500 ® Index » There can be no assurance that the S&P 500 Dynamic Participation Index’s investment thesis will prove correct or that the index will effectively implement its investment thesis • The S&P 500 Dynamic Participation Index methodology consists of … 1. Calculating the percentage difference between the current closing value of the S&P 500 ® Index and its trailing 10 - day average 2. Determining the “leverage factor” by multiplying that percentage difference by a “leverage multiplier” of 50, subject to a maximum leverage factor of 100% 3. Adding the leverage factor to 100% to arrive at the overall leveraged exposure to the S&P 500 ® Index, subject to a maximum leveraged exposure of 200% 4. Subtracting an “excess return deduction” if the S&P 500 Dynamic Participation Index has greater than 100% exposure, and for only the leveraged portion Hypothetical Illustration of S&P 500 Dynamic Participation Index Methodology: Upturn Market Downturn Market S&P 500 ® Index ≥ its trailing 10 - day average S&P 500 ® Index < its trailing 10 - day average Exposure = 100% Exposure = 100% + 50 x d*, capped at 200% S&P 500 Index Level 10-day SMA of the S&P 500 Index Level S&P 500 Index Trailing 10 - day Average S&P 500 Index Level 10-day SMA of the S&P 500 Index Level S&P 500 Index Level 10-day SMA of the S&P 500 Index Level S&P 500 Index Trailing 10 - day Average S&P 500 Index Level 10-day SMA of the S&P 500 Index Level *d equals the difference between the current S&P 500 ® Index closing value and its trailing 10 - day average, expressed as a percentage of the current value.